                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                              ________________
                                SCHEDULE TO

          Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                   of the Securities Exchange Act of 1934
                             (Amendment No. 3)
                              ________________

                    UNITED STATES CELLULAR CORPORATION
                    (Name of Subject Company (Issuer))

                    UNITED STATES CELLULAR CORPORATION
                     (Name of Filing Person (Issuer))
                              ________________

                    LIQUID YIELD OPTION NOTES DUE 2015
                      (Title of Class of Securities)
                              ________________

                                911684 AA 6
                  (CUSIP Number of Class of Securities)
                              ________________

         Kenneth R. Meyers                                     Copy to:
Executive Vice President - Finance                       Michael G. Hron, Esq.
United States Cellular Corporation                          Sidley & Austin
        8410 West Bryn Mawr                                 Bank One Plaza
            Suite 700                                  10 South Dearborn Street
      Chicago, Illinois 60631                           Chicago, Illinois 60603
          (773) 399-8900                                    (312) 853-7000

          (Name, address and telephone number of persons authorized to receive notices and communications on behalf of bidders)
                              ________________
                         CALCULATION OF FILING FEE

===============================================================================
    Transaction Valuation*                            Amount of Filing Fee
-------------------------------------------------------------------------------
         $290,243,247                                        $58,049**
===============================================================================

* For the purpose of calculating the fee only, this amount represents the value of all outstanding LYONs as of May 15, 2000 based on the Offer Consideration of $411.99 per $1,000 principal amount (704,491 LYONs x $411.99).
**  Previously paid.
/ / Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                                Filing Party:
Form or Registration No.:                              Date Filed:
===============================================================================

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    / / third-party tender offer subject to Rule 14d-1.

    /X/ Issuer tender offer subject to Rule 13e-4.

    / / going-private transaction subject to Rule 13e-3.

    / / amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/

                          INTRODUCTORY STATEMENT

     This Amendment No. 3 to Schedule TO amends and supplements the Schedule TO previously filed on May 15, 2000, as amended on June 2 and June 6, 2000, relating to an offer ("Offer") by United States Cellular Corporation (the "Issuer") to purchase for cash, on the terms and subject to the conditions set forth in its Offer to Purchase and Company Notice dated May 15, 2000, as amended (the "Offer to Purchase"), and the related Letter of Transmittal and Purchase Notice ("Letter of Transmittal"), any or all of its outstanding Liquid Yield Option Notes due 2015 (the "LYONs").

     This Schedule TO is hereby further amended and supplemented by adding the following language to Items 4 and 12 thereof:

ITEM 4.  TERMS OF THE TRANSACTION.

     The Offer expired at 5:00 p.m. New York City time on June 15, 2000. LYONs having a principal amount at maturity of $133,000.00 were tendered pursuant to the Offer. As required under the Indenture and the Offer to Purchase, U.S. Cellular has accepted the tender of such LYONs and will pay $54,794.67 in cash for such LYONs pursuant to the terms of the Offer.

ITEM 12.  EXHIBITS.

     Item 12 is hereby amended and supplemented to add Exhibit (a)(5), as follows:

     (a)(5)  -  Press Release issued by the Issuer on  June 16, 2000.

                                SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 16, 2000


                               UNITED STATES CELLULAR CORPORATION

                               By: /s/ Kenneth R. Meyers
                                   --------------------------------
                                   Name:  Kenneth R. Meyers
                                   Title: Executive Vice President - Finance,
                                          Chief Financial Officer and Treasurer